Exhibit 3

Names and addresses of the Underwriters of the Republic of Italy’s
4.50% Notes due January 21, 2015

Underwriters’ Addresses in relation to the Republic of Italy’s US$4,000,000,000
4.50% Notes due January 21, 2015

Merrill Lynch International	Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ England

Morgan Stanley & Co. International Limited	20 Cabot Square Canary Wharf London E14 4QW England

Nomura International plc	Nomura House 1 St. Martin’s le-Grand London EC1A 4NP England

BNP Paribas Securities Corp.	10 Harewood Avenue London NW1 6AA England

Credit Suisse First Boston (Europe) Limited	One Cabot Square Canary Wharf London E14 4QJ England

Deutsche Bank AG London	Winchester House 1 Great Winchester Street London EC2N 2DB England

Goldman Sachs International	Peterborough Court 133 Fleet Street London EC4A 2BB England

Lehman Brothers International (Europe)	25 Bank Street Canary Wharf London E14 5LE England

UBS Limited	1 Finsbury Avenue London EC2M 2PP England